Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

January 17, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Healthcare Acquisition Partners Corp.—Amendment No. 2 to Registration Statement on Form S-1

Ladies/Gentlemen:

We are transmitting for filing Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of Healthcare Acquisition Partners Corp.

The Registration Statement was initially filed on October 14, 2005 and Amendment No. 1 to the Registration Statement was filed on December 8, 2005. The Amendment No. 2 to the Registration Statement being filed today responds to comments of the Staff contained in a letter dated January 6, 2006. A memorandum containing Healthcare Acquisition Partners Corp.’s specific responses to the Staff’s comments is attached.

Please direct any questions regarding the attached filing to the undersigned at 212-309-6127, or to Howard Kenny at 212-309-6843.

Thank you.

Very truly yours,

/s/ Christopher O. Hathaway

Christopher O. Hathaway

cc:	Healthcare Acquisition Partners Corp.

FTN Midwest Securities Corp.

Jack Kantrowitz, Esq.

General

1.	We reissue prior comment 13 from our letter of November 21, 2005. Please disclose the factors you considered in determining to value this offering at $100,000,002. What factors were considered when determining that you might need $89,595,000 in the trust fund to effect the business combination contemplated by the registration statement? Please discuss the specific factors and motivations behind the valuation. This includes the time period before the company’s corporate existence was established and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Healthcare Acquisition Partners Corp. In light of your Underwriter’s (and by extension, your management’s) extensive and high-level experience effecting acquisitions, the precise nature of such parties knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets may be material information for which appropriate disclosure is required. We may have further comment.

Response:     The Company has added the requested disclosure on pages 2 and 3 of Amendment No. 2 in response to the Staff’s comment.

Facing Page

2.	The facing page of the registration statement should also include reference to the market-making activities of FTN. This may be accomplished by means of an explanatory note.

Response:     The Company has added an explanatory note on a new page directly behind the facing page of the registration statement in response to the Staff’s comment.

The Offering, page 3

3.	Please explain the reference to “any other public offering.” Does the company contemplate undertaking any additional public offerings before consummating a business combination? We may have further comment.

Response:     The Company has deleted the reference in response to the Staff’s comment.

Risk Factors, page 8

4.	Please include a risk factor relating to the limitations on the Company and the underwriter with respect to market making activities, and include a definition of market-making prospectus.

Response: The Company has added the requested risk factor on page 17 of Amendment No. 2 in response to the Staff’s comment.

5.	We note the disclosure with respect to 142,958,333 unissued shares available for issuance. Please advise the staff how such total was computed.

Response:    Due to a decrease in the number of shares included in the purchase option of FTN Midwest Securities Corp., the number of unissued shares has increased to 143,333,333. The Company has added the disclosure on page 11 of Amendment No. 2 in response to the Staff’s comment.

6.	We reissue prior comment 19 from our letter of November 21, 2005. We continue to note the reference in risk factor six to completing a business combination with a company that is financially unstable or a development stage company. Clarify those circumstances that would result in your entering into a business combination with such entity. Also, please explain how you plan to meet the requirement that the target business meet the 80% of assets test if you find a development stage company. We may have further comment.

Response:    The Company has removed the reference in response to the Staff’s comment.

7.	We reissue comment 20 from our letter of November 21, 2005. Discuss in greater detail in risk factor nine whether management intends to stay after the business combination and whether this will be part of the negotiation of the agreement with the target company. We note your response that you have revised the disclosure on page 10 in response to the Staff’s comment but we are unable to locate any disclosure which addresses our comment.

Response:    The Company has revised the disclosure on page 12 of Amendment No. 2 in response to the Staff’s comment.

8.	We reissue prior comment 21 from our letter of November 21, 2005. Please avoid the generic conclusions you reach in several o£ your risk factor narratives and subheadings that the risk could “adversely affect” or “negatively affect” your business, or other such similar yet generic language. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.

Response:    The Company has revised the disclosure on pages 12, 13, 20 and 21 of Amendment No. 2 in response to the Staff’s comment.

9.	Revise risk factor 25 to include those registration statements initially filed before January 2005, since those that are effective will also be competing with your company in the search for a target business.

Response:    The Company has added the disclosure on page 18 of Amendment No. 2 in response to the Staff’s comment.

Use of Proceeds, page 22

10.	We reissue comment 29 from our letter of November 29, 2005. We note your response that you have added disclosure on specified page in response to the

Staffs comment but, apart from changing “operations of the target business” to “costs of a business combination, future operations, and/or subsequent acquisitions,” we were unable to locate any relevant additions to your disclosure.

Accordingly, we reissue comment 29 from our letter of November 29, 2005: We note that the company states that “The proceeds held in the trust account may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination. Any amounts not paid as consideration to the sellers of the target business maybe used to finance the costs of a business combination, future operations, and/or subsequent acquisitions.” Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include discussion of any finder’s fees and expenses that may be in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the MD&A section.

Response:    The Company has added the disclosure on pages 23, 24, and 29 of Amendment No. 2 in response to the Staff’s comment.

11.	Please provide the source of the information on page 29 that “prescription drug costs have increased more than 10% every year since 1995,” and the information under Pharmaceutical Direct to Consumer Advertising and Boom in Surgery Centers.

Response:    The Company has added the disclosure on page 31 of Amendment No. 2 in response to the Staff’s comment.

12.	We reissue comment 33 from our letter of November 21, 2005. We continue to note the statement that “If our board is not able to determine on its own that the target businesses have a sufficient fair market value or if a conflict of interest exists with respect to such determination, we will obtain an opinion from an unaffiliated, independent investment banking firm which is a member of the National Association of Securities Dealers, Inc., or NASD, with respect to the satisfaction of such criteria.” In light of the substantial interests represented by both the equity position currently held by FTN (and by extension, the members of the board) and the Underwriter’s Purchase Option, both of which would become worthless should a business combination not occur, it would appear that a conflict of interest would always be present. Therefore, it would appear that a fairness opinion would always be required. Please revise to clarify.

Response:    The Company has revised the disclosure on page 36 of Amendment No. 2 in response to the Staff’s comment.

Management, page 40

13.	Disclose Mr. Voris’ business experience from July 2005 to the present. Also, disclose Mr. Millon’s business experience from 2000 to 2002.

Response:    The Company has added the disclosure on pages 44 and 45 in response to the Staff’s comment.

Consent

14.	It appears that the audit report date disclosed in the consent (August 29, 2005) is not consistent with the audit report date (October 6, 2005) for the period from August 15, 2005 (inception) through September 15, 2005 presented on page F-2. Please advise your accountant to revise the consent.

Response:    The Company has revised the disclosure in the consent in Amendment No. 2 in response to the Staff’s comment.

In addition, pursuant to a conversation on January 13, 2006 between Howard Kenny and John Zitko, the Company has added disclosure on pages 6, 9, and 38 with regard to the possibility of allowing the holders of less than the stated 20% of publicly offered shares to block a proposed business combination.

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